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                                                                    EXHIBIT 12.1

                             FIRST INDUSTRIAL, L.P.
             COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
                          PREFERRED UNIT DISTRIBUTIONS
                             (DOLLARS IN THOUSANDS)



                                                      12/31/00      12/31/99      12/31/98
                                                     ----------    ----------    ----------
Income From Operations ............................   $104,386      $126,073      $ 83,067

Plus: Interest Expense and Amortization of Interest
Rate Protection Agreements and Deferred
Financing Costs ...................................     82,568        78,094        69,713
                                                      --------      --------      --------

Earnings Before Fixed Charges .....................   $186,954      $204,167      $152,780
                                                      ========      ========      ========

Fixed Charges and Preferred Unit Distributions ....   $ 87,771      $ 83,662      $ 73,356
                                                      ========      ========      ========

Ratio of Earnings to Fixed Charges and
Preferred Unit Distributions(a) ...................       2.13x         2.44x         2.08x
                                                      ========      ========      ========


(a) For purposes of computing the ratios of earnings to fixed charges and preferred unit distributions, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income from operations before income allocated to minority interest. Fixed charges consist of interest costs, whether expensed or capitalized and amortization of interest rate protection agreements and deferred financing charges.